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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF JUNE, 2000.


                                CNH GLOBAL N.V.

                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                              TOWER B, 10TH FLOOR
                               AMSTERDAM AIRPORT
                                THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F       X      Form 40-F
                                  -----------            -----------


                  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes                No      X
                           -----------       ----------

                  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
         82- _______.)


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                                                                      [CNH LOGO]

                         NEWS RELEASE

                         For Immediate Release

                         CNH REACHES AGREEMENT FOR REQUIRED
                         DIVESTITURE OF TRACTOR LINES AND PLANT

            For more     Racine, Wisconsin (June 16, 2000) - CNH Global (N:CNH)
information contact:     announced today that it has reached an agreement for
                         the sale of the New Holland Versatile, Genesis and G/70
                         series four-wheel and two-wheel drive tractor lines,
William B. Masterson     together with the Winnipeg, Canada, plant in which they
     01 262 636 5793     are made, to Buhler Versatile Inc., a subsidiary of
                         Buhler Industries, Inc. (TSE:BUI).

                         Under the agreement, which is subject to approval by the U.S. Department of Justice, Buhler will supply the worldwide New Holland commercial organization with these tractor lines until October 31, 2001, and the Genesis and G/70 series tractors to markets outside of North America until December 31, 2002. Buhler also will supply Winnipeg-produced replacement parts for the tractor lines to the New Holland organization on an ongoing basis. In addition, CNH reached an agreement with Buhler to manufacture New Holland's Bidirectional(TM) tractor, the TV140, for exclusive distribution by New Holland. CNH retains all commercial rights to this tractor line.

                         CNH also retains the patented SuperSteer design technology that gives New Holland tractors superior turning radius capability as well as improved traction and stability. CNH will license this technology to Buhler for use on Versatile, Genesis and 70 series tractors, but it will also integrate the SuperSteer design into development of future New Holland-brand tractor models.

                         "Ensuring a continued supply of products and replacement parts for dealers and customers has been a primary objective for us throughout all of our divestment negotiations," said Jean-Pierre Rosso, CNH chairman and chief executive officer. "We were successful in achieving this in our agreement with Buhler and, as a result, New Holland dealers and customers will have access to these products, which will continue to be produced at the Winnipeg plant.

                         "Longer term, we will have a new generation tractor line for the New Holland brand with differentiated features specifically for New Holland customers. Development of this tractor family has already begun in support of CNH's multiple-brand, multiple-distribution strategy."



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                         This divestiture agreement is in compliance with the
                         terms set by the Department of Justice for approval of the business merger of Case Corporation and New Holland in November 1999, creating CNH Global. This sale agreement is also subject to resolution of issues with the government in Canada. The company expects its supply agreements with Buhler to qualify under Canada's Industrial Regional Benefits program.

                         To date, CNH has completed several of its agreed upon divestment actions, including the sale of the Breganze, Italy, facility and the Laverda non-hillside combine, along with the commercial and manufacturing rights for large square balers in Western Europe and two compact tractor models in Austria. CNH has also sold its interests in Hay & Forage Industries in Hesston, Kansas. In addition to the Versatile and Genesis tractor lines and the Winnipeg plant, the company continues to pursue divestiture of its Case IH CX and MXc tractors lines and Doncaster, England, plant, as well as its Fermec construction equipment business.


                         With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1998 revenues of approximately $12 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt (earth-moving equipment), New Holland, O&K and Steyr.



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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                       CNH Global N.V.



                                       By: /s/ Kevin J. Hallagan
                                          ------------------------------------
                                          Kevin J. Hallagan
                                          Vice President, Associate General
                                          Counsel and Assistant Secretary


June 20, 2000